Redcats USA Announces Completion of Initial Tender Offer for United Retail Group

More than 80% of United Retail Group common stock tendered (including guaranteed deliveries); subsequent offering period announced

New York, New York – October 24, 2007 – Redcats USA, Inc., a subsidiary of Redcats Group, a leading home shopping marketer of apparel and home products, today announced that approximately 12,048,000 shares of common stock of United Retail Group have been tendered and not withdrawn (which figure includes approximately 723,000 shares tendered under guaranteed delivery procedures). The tendered shares represent approximately 83.9% of the outstanding shares of United Retail Group (which figure includes approximately 5% of the outstanding shares tendered under guaranteed delivery procedures). Upon Redcats USA’s acquisition of such shares, United Retail Group will become a majority owned subsidiary of Redcats USA.

Redcats USA and its wholly owned subsidiary, Boulevard Merger Sub, Inc., will commence today a subsequent offering period that will expire at 5 p.m., EDT, on October 31, unless further extended. During this subsequent offering period, United Retail Group stockholders who did not previously tender their shares into the offer may do so and will promptly receive the same $13.70 per share cash consideration, without interest, paid during the initial offering period. No shares tendered in the tender offer may be withdrawn during the subsequent offering period.

After expiration of the subsequent offering period, Redcats USA intends to complete the acquisition of United Retail Group by means of a merger of Boulevard Merger Sub with and into United Retail Group, pursuant to which each outstanding share of United Retail Group common stock will be converted into the right to receive $13.70 per share in cash, without interest. Redcats USA expects to complete the merger shortly after the expiration of the subsequent offering period. Upon completion of the merger, United Retail Group will become a wholly owned subsidiary of Redcats USA.

About United Retail Group, Inc.

United Retail Group, Inc. is a specialty retailer of large-size women’s fashion apparel, footwear and accessories featuring AVENUE® brand merchandise. The Company operates 483 AVENUE® stores with 2,132,000 square feet of selling space, as well as the AVENUE.COM® website at www.avenue.com.

About Redcats Group and Redcats USA

Redcats USA is a leading catalog and online marketer of apparel and home products, operating in North America. Its primary brands are Chadwick’s®, Roaman’s®, Jessica London®, KingSize® and BrylaneHome®. Redcats USA is a wholly owned subsidiary of the Redcats Group, the world’s third largest catalog and online group in apparel and home products operating in 28 countries, through 17 brands with a staff of 20,000 associates and a turnover of 4.33 billion euros in 2006. Redcats Group is a member of the PPR group of companies. The shares of PPR S.A. are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information, please visit www.ppr.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act, as amended. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These statements include, but are not limited to, statements regarding the benefits of the transaction involving Redcats USA and United Retail Group, including future financial and operating results and the plans, objectives, expectations and intentions of Redcats USA and of the combined company. Such statements are based upon the current beliefs and expectations of the managements of Redcats USA and United Retail Group and are subject to significant risks and uncertainties (many of which are difficult to predict and are generally beyond the control of Redcats USA and United Retail Group) that may cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements included in this release or otherwise made by management: threats of terrorism; shifts in consumer spending patterns, consumer preferences and overall economic conditions; the impact of competition and pricing; variations in weather patterns; increases in interest rates; the ability to retain, hire and train key personnel; political instability and other risks associated with foreign sources of production; increases in fuel costs; the ability to complete the merger on the terms, or in the timeframe, contemplated; and the anticipated impact of the acquisition on United Retail Group's operations and financial results. The reports filed by United Retail Group with the SEC, including United Retail Group's report on Form 10-Q for the fiscal quarter ended August 4, 2007, United Retail Group's report on Form 10-Q for the fiscal quarter ended May 5, 2007 and United Retail Group's report on Form 10-K for the fiscal year ended February 3, 2007 contain additional information on these and other factors that could affect United Retail Group's operations and performance. Redcats USA does not intend to update the forward-looking statements contained in the above portion of this release, which should not be relied upon as current after today's date.

Important Information

Redcats USA, Inc. and its wholly owned subsidiary, Boulevard Merger Sub, Inc., have filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and United Retail Group has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.

Stockholders of United Retail Group may obtain a free copy of these documents and other documents filed by United Retail Group or Redcats USA, Inc. with the U.S. Securities and Exchange Commission at their website, www.sec.gov. In addition, stockholders may obtain a free copy of these documents from United Retail Group by contacting United Retail Group at 365 West Passaic Street, Rochelle Park, New Jersey 07662, Attention: Investor Relations.

Contact:	George R. Remeta	Investor Relations:
	Vice Chairman and	Cara O’Brien/Leigh Parrish
	Chief Administrative Officer	Press: Melissa Merrill
	United Retail Group, Inc.	Financial Dynamics
	(201) 909-2110	(212) 850-5600

Redcats Group:
Vinciane Beurlet + 33 1 56 92 98 18
Vice President, Corporate Communications